The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

June 4, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Christopher Bellacicco

Re:	Kurv ETF Trust (the “Trust” or “Registrant”) Post-Effective Amendment No. 27 to the Trust’s Registration Statement on Form N-1A filed on March 7, 2025 File Numbers 333-233633; 811-23473

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via video-call (the “Comments”) on April 22, 2025, relating to Post-Effective Amendment No. 27 (“PEA No. 27”) to the Trust’s Registration Statement on Form N-1A filed on March 7, 2025, regarding the Kurv Gold Enhanced Income ETF, Kurv Silver Enhanced Income ETF, and Kurv Platinum Enhanced Income ETF (each a “Fund” and, collectively, the “Funds”), each a series of the Trust. The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments and a revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

General Comments

Comment #1

The Staff provides the following standard comments:

a.	Where a comment is made in one location it is applicable to all similar disclosures appearing elsewhere in the same registration statement.
b.	The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff.

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www.alston.com

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June 4, 2025

c.	The Staff asks the Registrant to please file the responses to comments on EDGAR at least 5 days in advance of the effectiveness.

Response #1

The Registrant acknowledges the Staff’s comments above and will respond as requested.

Prospectus

Summary Section: Fees and Expenses

Comment #2

With regard to the fee table on page three of the Prospectus, please provide a completed fee table and expense example with your response.

Response #2

The Registrant has provided a completed fee table and expense example below:

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.99%
Distribution and/or Service (12b-1) Fees	NONE
Other Expenses(1)	0.00%
Acquired Fund Fees and Expenses(2)	0.01%
Total Annual Fund Operating Expenses	1.00%

(1)	Other Expenses are estimated for the Gold Fund’s initial fiscal year.
(2)	Acquired Fund Fees and Expenses are estimated for the Gold Fund’s initial fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Gold Fund with the cost of investing in mutual funds and other exchange traded funds.

The Example assumes that you invest $10,000 in the Gold Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Gold Fund’s operating expenses remain the same. The figures shown would be the same whether or not you sold your Shares at the end of each period.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$ 102	$318

June 4, 2025

Summary Section: Principal Investment Strategies

Comment #3

In the first paragraph of the “Principal Investment Strategies” section on page four of the Prospectus, please clarify whether the Fund will invest directly in gold.

Response #3

The Registrant notes that the Fund may invest in physical gold and has clarified the disclosure in response to the comment. Please see the revised disclosure below:

Principal Investment Strategies

The Gold Fund seeks to exceed the price return of ~~Gold~~gold bullion by primarily investing under normal circumstances in ~~Gold and Gold~~derivative instruments on gold bullion-related ~~exchanged~~exchange traded products (“ETPs”), including ~~Gold~~gold bullion-related exchange traded funds~~, as well as derivatives on Gold and Gold~~ (“ETFs”) and gold bullion-related ~~ETPs~~exchange traded notes (“ETNs”), backed by a portfolio of Fixed Income Instruments of varying maturities, which may be represented by options and forwards, as well as Preferred Securities Instruments. The Fund may also invest in gold-bullion related ETFs directly as well as in physical gold and derivative instruments on gold.

Gold bullion-related ~~ETPs~~ETFs are those that invest primarily in physical ~~Gold~~gold bullion and/or over-the-counter or exchange-traded derivatives on ~~Gold~~gold bullion such as forward contracts, futures contracts, and options contracts or swap contracts. Gold bullion related ETNs are those with interest and/or principal payments linked to the price of gold bullion. Derivatives are primarily used as substitutes for gold bullion because they are expected to produce returns that are substantially similar to those of gold bullion. Derivatives used by the Fund are expected to produce a significant portion of the Fund’s returns. The Fund does not invest more than 25% of Fund assets in over-the-counter derivative contracts with any one counterparty. ETFs and ETNs may employ leverage, which magnifies the changes in the underlying gold index or gold price upon which they are based. Gold bullion-related ETPs generally are not registered under the Investment Company Act of 1940, as amended, and, generally, are not actively managed.

“Fixed Income Instruments” include bonds, debt securities, and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities as well as ETPs on such instruments and options on such ETPs. “Preferred Securities Instruments” consist of preferred securities of U.S. companies and ETPs primarily investing in preferred securities. The Gold Fund may invest in U.S. and non-U.S. Fixed Income Instruments of any maturity or duration.

June 4, 2025

The Gold Fund normally uses option contracts on ~~Gold~~gold bullion-related ETPs ~~and Gold bullion-related ETPs~~, including FLEX options, to gain exposure to ~~Gold~~gold bullion. The value of option contracts on ~~Gold~~gold bullion-related ETPs as well as ~~Gold~~gold bullion-related ETPs should closely track changes in ~~Gold~~gold bullion prices.

The Gold Fund may gain long exposure via purchasing ~~shares of Gold and/or Gold~~gold and/or shares of gold bullion-related ETPs or creating a synthetic long position. To achieve a synthetic long exposure, the Gold Fund buys call options of a ~~Gold or Gold~~gold bullion-related ETP and, simultaneously, sells put options of the ETP with the same expiries to try to replicate the price movements of the underlying ETP~~. The strike and number of the call and put options contracts may differ~~. The combination of the long call options and sold put options seek to provide the Gold Fund with investment exposure to the ~~Gold or Gold~~gold bullion-related ETP for the duration of the application option exposure. The notional exposure to an underlying ~~Gold or Gold~~ gold bullion-related ETP when the Gold Fund buys put and call options directly will not exceed 200% of net asset value.

Under normal circumstances, the Gold Fund invests at least 80% of its net assets plus any borrowings for investment purposes in physical gold or the securities of ~~Gold or Gold~~gold bullion-related ETPs or derivatives on ~~Gold or Gold~~gold or gold bullion-related ETPs~~, the value of which are linked to Gold bullion~~.  The Gold Fund will consider the investments of the underlying ETPs in which it invests when determining compliance with its 80% policy. Additionally, for the purposes of complying with its 80% investment policy, the Gold Fund will use the notional value of the derivatives it holds.

The Gold Fund may invest, without limitation, in derivative instruments, such as options, including FLEX options, forward and futures contracts, options on futures, or swap agreements, subject to applicable law and any other restrictions described in the Gold Fund’s prospectus or Statement of Additional Information.

As part of its strategy, the Gold Fund may employ various option strategies to generate income and/or to preserve capital. Example of strategies are:

Covered Call Writing

As part of its strategy, the Gold Fund may write (sell) call option contracts on ~~Gold and Gold~~gold and gold bullion-related ETPs to generate income. If the Gold Fund gains long exposure synthetically, since the Gold Fund does not directly own shares of the ETP, these written call options will be sold short (i.e., selling a position it does not currently own). Any amount of covered call writing above the physical and synthetic long positions will be considered uncovered. The Adviser may engage in uncovered calls rather than covered calls when it believes there might be a mispricing of volatility in the market.

June 4, 2025

It is important to note that the sale of an ETP’s call option contracts will limit the Gold Fund’s participation in the appreciation in the ETP’s price. If the price of the ETP increases, the above-referenced synthetic and/or holding the underlying ETP directly would allow the Gold Fund to experience similar percentage gains. However, if the ETP’s price appreciates beyond the strike price of one or more of the sold (short) call option contracts, the Gold Fund will lose money on those short call positions, and the losses will, in turn, limit the upside return of the Gold Fund’s synthetic and long ETP exposure. As a result, the Gold Fund’s overall strategy (i.e., the combination of the synthetic and/or long exposure to the ETP and the sold (short) the ETP’s call positions) will limit the Gold Fund’s participation in gains in the ETP’s price beyond a certain point.

When the Gold Fund engages in covered call writing with respect to an underlying ETP, it receives cash from the buyer of the call option who in exchange for that cash obtains the right to purchase the ETP on or before the expiration date at a predetermined price called the strike price. Writing covered call options is also considered long short. Generally, the notional principal amount of written covered call options will not exceed the principal amount of the synthetic or long position in the ~~Gold or Gold~~gold or gold bullion-related ETP, however, the Gold Fund may write call options for an amount in excess of the value of an ETP position in the Gold Fund’s portfolio.

Uncovered Call and/or Put Writing

The Gold Fund may also write (i.e., sell) uncovered call options on securities or instruments in which it may invest but that are not currently held by the Gold Fund. The principal reason for writing uncovered call options is to realize income without committing capital to the ownership of the underlying securities or instruments. When writing uncovered call options, the Gold Fund must deposit and maintain sufficient margin with the broker-dealer through which it made the uncovered call option as collateral to ensure that the securities can be purchased for delivery if and when the option is exercised. During periods of declining securities prices or when prices are stable, writing uncovered calls can be a profitable strategy to increase the Gold Fund’s income with minimal capital risk. Uncovered calls are riskier than covered calls because there is no underlying security held by the Gold Fund that can act as a partial hedge. Uncovered calls have speculative characteristics and the potential for loss is unlimited. When an uncovered call is exercised, the Gold Fund must purchase the underlying security to meet its call obligation. There is also a risk, especially with preferred and debt securities that lack sufficient liquidity, that the securities may not be available for purchase. If the purchase price exceeds the exercise price, the Gold Fund will lose the difference.

June 4, 2025

The Gold Fund also may write (i.e., sell) uncovered put options on securities or instruments in which it may invest but with respect to which the Gold Fund does not currently have a corresponding short position or has not deposited as collateral cash equal to the exercise value of the put option with the broker-dealer through which it made the uncovered put option. The principal reason for writing uncovered put options is to receive premium income and to acquire such securities or instruments at a net cost below the current market value. The Gold Fund has the obligation to buy the securities or instruments at an agreed upon price if the price of the securities or instruments decreases below the exercise price. If the price of the securities or instruments increases during the option period, the option will expire worthless and the Gold Fund will retain the premium and will not have to purchase the securities or instruments at the exercise price.

Call or Put Spreads

The Gold Fund may write (sell) call or put spreads instead of than stand-alone call option contracts to seek increased participation in the potential appreciation of an underlying security or instrument’s ~~’s~~ share price, while still generating net premium income. In a call option spread, the Gold Fund may sell (write) an out-of-the-money call option (above the current market price) while also purchasing ~~a~~ another call option that is further out of the money. Similarly, in a put option spread, the Gold Fund may sell (write) an out-of-the-money put option (below the current market price) while purchasing a further out-of-the-money put option.

Risk Reversals or Protective Collars

The Gold Fund may write (sell) risk reversals rather than stand-alone call option contracts to seek to limit loss from of an underlying security or instrument’s share price. The cost of this protection would be offset by the premiums earned from a written call option. In a risk reversal, the Gold Fund may sell (write) an out-of-the-money call option (above the current market price) call option while simultaneously purchasing an out-of-the-money put option.

Protective Puts

The Gold Fund may purchase out-of-the-money protective put options to seek to limit loss from its underlying ETP share price. The cost of protection may reduce the income generated in the portfolio.

Call Purchases

June 4, 2025

The Gold Fund may purchase call options to seek to gain price appreciation from its underlying ETP share price. The cost of the purchase may reduce the income generated in the portfolio.

The Fund intends to utilize traditional exchange-traded options contracts and/or FLexible EXchange® Options (“FLEX Options”). Traditional exchange-traded options have standardized terms, such as the type (call or put), the reference asset, the strike price and expiration date. Exchange-listed options contracts are guaranteed for settlement by the Options Clearing Corporation (“OCC”). FLEX Options are a type of exchange-listed options contract with uniquely customizable terms that allow investors to customize key terms like type, strike price and expiration date that are standardized in a typical options contract. FLEX Options are also guaranteed for settlement by the OCC. Option contracts can either be “American” style or “European” style. The Fund generally utilizes European style option contracts, which may only be exercised by the holder of the option contract on the expiration date of such option contract and settled in cash.

As derivatives tracking ~~Gold or Gold~~gold or gold bullion-related ETPs may be purchased with a fraction of the assets that would be needed to purchase the ETP securities directly for the equivalent amount of exposure, the remainder of the Gold Fund’s assets may be invested in Fixed Income and Preferred Securities Instruments. Kurv actively manages the Fixed Income and Preferred Securities Instruments held by the Gold Fund with a view toward enhancing the Gold Fund’s total return.

The Gold Fund primarily invests in U.S. dollar-denominated investment grade debt securities, rated Baa or higher by Moody’s Investors Service, Inc. (“Moody’s”), or equivalently rated by Standard & Poor’s Ratings Services (“S&P”) or Fitch Ratings, Inc. (“Fitch”), or, if unrated, determined by Kurv to be of comparable quality. In the event that ratings services assign different ratings to the same security, Kurv will use the highest rating as the credit rating for that security. The Gold Fund may invest, without limitation, in U.S. dollar-denominated securities and instruments of foreign issuers as well as in other G10 currencies on a hedged basis.

The Gold Fund may purchase or sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales. Assets not invested in Gold ETPs, equity securities or derivatives, may be invested in Fixed Income Instruments and Preferred Securities Instruments. The Gold Fund may also enter into reverse repurchase agreements. The Gold Fund may invest up to 20% of its total assets in high yield securities, including high yield ETFs (“junk bonds”) rated B or higher by Moody’s Investors Service, Inc. (“Moody’s”), or equivalently rated by Standard & Poor’s Ratings Services (“S&P”) or Fitch, Inc. (“Fitch”), or, if unrated, determined by Kurv to be of comparable quality. In the event that ratings services assign different ratings to the same security, Kurv will use the highest rating as the credit rating for that security.

June 4, 2025

The Gold Fund may invest, without limitation, in mortgage or asset-backed securities, including to-be-announced transactions. The Gold Fund may purchase and sell securities on a when-issued, delayed delivery or forward commitment basis. The Gold Fund may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls).

With respect to the Gold Fund’s fixed income investments, the Gold Fund may invest, without limitation, in securities denominated in foreign currencies and in U.S. dollar-denominated securities of foreign issuers. Additionally, with respect to such investments, the Gold Fund may invest up to 10% of its total assets in securities and instruments that are economically tied to emerging market countries (this limitation does not apply to investment grade sovereign debt denominated in the local currency with less than 1 year remaining to maturity, which means with respect to the Gold Fund’s fixed income investments, the Gold Fund may invest in such instruments without limitation subject to any applicable legal or regulatory limitation). Emerging market countries include any country other than the countries comprising the MSCI World Index (currently, Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States).

With respect to the Gold Fund’s fixed income investments, the Gold Fund will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 10% of its total assets. The Gold Fund may also invest up to 15% of its total assets in Preferred Securities Instruments.

Wholly-Owned Subsidiary

Certain investments of the Gold Fund, such as ~~Gold bullion and Gold~~physical gold and direct investments in gold bullion-related ETPs ~~may~~will only be held ~~by~~through a wholly owned and controlled foreign subsidiary of the Fund (the “Subsidiary”) organized under the laws of the Cayman Islands.

The Gold Fund may invest up to 25% of its total assets (measured at the time of investment) in the Subsidiary, consistent with the limits of the U.S. federal tax law requirements applicable to registered investment companies. The Subsidiary will be advised by the Adviser. Unlike the Gold Fund, the Subsidiary may directly invest without limitation in ~~Gold or Gold~~gold or gold bullion-related ETPs; however, the ~~Subsidiary will comply with the same derivatives rule requirements under the~~Gold Fund complies with the provisions of the Investment Company Act of 1940, as amended (“1940 Act”), ~~when viewed on a consolidated~~governing investment policies, capital structure, and leverage on an aggregate basis with the ~~Gold Fund, with respect to its investments in derivatives and leverage; and also~~Subsidiary. In addition, the Subsidiary complies with the ~~provisions of~~

June 4, 2025

~~Section 15~~provision of the 1940 Act ~~(regarding~~relating to investment advisory ~~contract approvals).~~contracts, affiliated transactions, and custody. and will have the same custodian as the Gold Fund. The Gold Fund does not intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets, except for the entity that is wholly-owned by the Fund.

See “Additional Information About the Funds” below for a more detailed description of the synthetic covered call strategy.

Comment #4

In the first paragraph of the “Principal Investment Strategies” section on page four of the Prospectus, please add disclosure clarifying the meaning of “bullion-related”.

Response #4

The Registrant has revised the disclosure in response to the comment. Please see the revised disclosure in the response to Comment #3 above.

Comment #5

In the first paragraph of the “Principal Investment Strategies” section on page four of the Prospectus, please explain why the term “Gold” is capitalized here and throughout the prospectus as it does not appear to be defined anywhere.

Response #5

In response to the comment, the Registrant has revised the disclosure so that Gold is no longer capitalized.

Comment #6

In the first paragraph of the “Principal Investment Strategies” section on page four of the Prospectus, please add disclosure clarifying (i) that the gold and gold bullion related ETPs are not registered under the Investment Company Act of 1940, as amended (the “1940 Act”) and (ii) whether such ETPs are passively or actively managed.

Response #6

The Registrant has revised the disclosure in response to the comment. Please see the revised disclosure in the response to Comment #3 above.

Comment #7

In the fourth paragraph of the “Principal Investment Strategies” section on page four of the Prospectus, the phrase “Gold bullion-related ETPs” is duplicated here and in other areas. Please correct.

Response #7

June 4, 2025

The Registrant has revised the disclosure in response to the comment. Please see the revised disclosure in the response to Comment #3 above.

Comment #8

Please supplementally provide a list of proposed gold and gold-bullion related ETPs in which the Fund may invest.

Response #8

Please see below a list of possible gold bullion-related (as well as silver- and platinum-related) ETPs in which the respective Funds may invest:

Fund	Ticker
SPDR® Gold Shares	GLD
iShares Gold Trust	IAU
SPDR® Gold MiniShares	GLDM
abrdn Physical Gold Shares ETF	SGOL
iShares® Gold Trust Micro	IAUM
VanEck Merk Gold Trust	OUNZ
Goldman Sachs Physical Gold ETF	AAAU
GraniteShares Gold Trust	BAR
ProShares Ultra Gold	UGL

Fund	Ticker
iShares Silver Trust	SLV
abrdn Physical Silver Shares ETF	SIVR
ProShares Ultra Silver	AGQ

Fund	Ticker
abrdn Physical Platinum Shares ETF	PPLT
GraniteShares Platinum Trust	PLTM

While the Funds may invest directly in such ETPs (through their respective wholly-owned subsidiary), the Funds anticipate primarily gaining exposure to such instruments primarily through option contracts.

Comment #9

The fifth paragraph of the “Principal Investment Strategies” section on page four of the Prospectus discusses achieving a synthetic long in the second and third sentences. Please supplementally explain how the Fund creates a synthetic long position if the strike price and

June 4, 2025

number of calls and puts may differ. Please also disclose whether the expiries of the calls and puts will align.

Response #9

The Registrant notes that a synthetic long position should have an equal number of contracts with the same strikes and expiries. However, the options strategies described in the Principal Investment Strategies section for the Gold Fund may, in some cases, cause the number of contracts to be unequal. As the sentence noting that the strike price and number of call and put options contracts may differ follows the description of how to create a synthetic long position, it has been deleted to avoid confusion. Please see the revised disclosure in the response to Comment #3 above.

Comment #10

In the “Covered Call Writing” and “Uncovered Call and/or Put Writing” sub-sections of the “Principal Investment Strategies” section on pages four and five of the Prospectus, please add disclosure explaining how the fund determines when to use a covered call and when to use an uncovered call.

Response #10

The Registrant has revised the disclosure in response to the comment. Please see the revised disclosure in the response to Comment #3 above.

Comment #11

After the first paragraph of the “Protective Put” sub-section of the “Principal Investment Strategies” section on page six of the Prospectus, consider adding a heading to separate the protective put from the rest of the strategy. Please see the revised disclosure in the response to Comment #3 above.

Response #11

In response to the comment, the Registrant has indented the disclosure describing the different options strategies to provide separate from the rest of the investment strategy discussion.

Comment #12

In the “Wholly-Owned Subsidiary” sub-section of the “Principal Investment Strategies” section on page seven of the Prospectus, please confirm that investments in the gold and gold bullion related ETPs will be made only through the subsidiary. If not, the staff will have additional tax related comments.

Response #12

The Registrant confirms that investments in physical gold and direct investments in gold bullion-related ETPs will be made only through the Subsidiary. The Registrant has revised the disclosure accordingly. Please see the revised disclosure in the response to Comment #3 above.

Comment #13

June 4, 2025

In the “Wholly-Owned Subsidiary” sub-section of the “Principal Investment Strategies” section on page seven of the Prospectus, with respect to the Subsidiary,

(a)	please disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (section 8) on an aggregate basis with the Subsidiary,
(b)	please disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18,
(c)	please disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17) and identify the custodian of the Subsidiary, if any,
(d)	please disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. Note that the principal investment strategies and principal risk disclosures of a Fund that invests in such subsidiary should reflect aggregate operations of the Fund and subsidiary,
(e)	please explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund and if not, please explain why not;
(f)	please confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder;
(g)	please confirm that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States;
(h)	please confirm that the wholly owned subsidiary’s management fee, including a performance fee, if any, will be included in the management fee’s line item of the Fund’s fee table and the wholly owned subsidiary’s expenses will be included in the other expenses line item in the Fund’s fee table.

Response #13

(a)	The Registrant confirms that the Gold Fund will comply with the provisions of Section 8 of the 1940 Act governing investment policies on an aggregate basis with the Subsidiary. The Registrant has revised the disclosure in response to the comment. Please see the revised disclosure in the response to Comment #3 above.
(b)	The Registrant confirms that the Gold Fund will comply with provisions of Section 18 of the 1940 Act governing capital structure and leverage on an aggregate basis with the Subsidiary. The Registrant has revised the disclosure in response to the comment. Please see the revised disclosure in the response to Comment #3 above.
(c)	The Registrant Fund confirms that the Subsidiary will comply with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) (although we do not believe that the Subsidiary is a registered investment company). Please see the revised disclosure in the response to Comment #3 above.

June 4, 2025

(d)	The Registrant confirms that the principal investment strategies and principal investment risks disclosed for the Gold Fund reflect the aggregate operations of the Fund and the Subsidiary.
(e)	The Registrant acknowledges the Staff's comment and confirms that it will consolidate the financial statements of the Subsidiary with the financial statements of the Gold Fund.
(f)	The Registrant confirms that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.
(g)	The Registrant confirms that the Subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.
(h)	The Registrant acknowledges the Staff's comment and confirms that it will include any wholly-owned Subsidiary’s (i) management fee in the Management Fee line item of the Fund’s fee table and (ii) expenses in the Other Expenses line item of the Fund’s fee table.

Comment #14

In the “Wholly-Owned Subsidiary” sub-section of the “Principal Investment Strategies” section on page seven of the Prospectus, if the only subsidiary through which the Fund will invest will be wholly owned, please disclose that the Fund does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets other than entities wholly owned by the fund.

Response #14

The Registrant has revised the disclosure in response to the comment. Please see the revised disclosure in the response to Comment #3 above.

Summary Section: Principal Risks of Investing in the Fund

Comment #15

In the “Derivatives Risk” section on pages eight to nine of the Prospectus, please consider adding disclosure regarding counterparty risk that provides more detail about the risks associated with bankruptcy, failure to perform obligations, delays in obtaining recovery from a defaulting counterparty, and that there may be no suitable counterparties.

Response #15

The Registrant has revised the disclosure in response to the comment. Please see the revised risk factor below:

Derivatives Risk: the risk of investing in derivative instruments (such as forwards, futures, swaps and structured securities) and other similar investments, including leverage, liquidity, interest rate, market, counterparty (including credit), operational, legal and management risks, and valuation complexity. Changes in the value of a derivative or other similar investments may not correlate perfectly with, and may be more sensitive to market events than, the underlying asset, rate or index, and the Gold Fund could lose more than the initial amount invested.

June 4, 2025

Changes in the value of a derivative or other similar instruments may also create margin delivery or settlement payment obligations for the Gold Fund. The Gold Fund’s use of derivatives or other similar investments may result in losses to the Gold Fund, a reduction in the Gold Fund’s returns and/or increased volatility. Over-the-counter (“OTC”) derivatives or other similar investments are also subject to the risk that a counterparty to the transaction will not fulfill its contractual obligations to the other party, as many of the protections afforded to centrally-cleared derivative transactions might not be available for OTC derivatives or other similar investments. If a counterparty becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, the Gold Fund could suffer significant losses on these contracts and the value of an investor’s investment in the Gold Fund may decline. If there is a default by a counterparty, any recovery may be delayed depending on the circumstances of the default. Additionally, OTC derivatives are generally less liquid than exchange traded derivative instruments because they are not traded on an exchange, do not have uniform terms and conditions, and are generally entered into based upon the creditworthiness of the parties and the availability of credit support, such as collateral, and in general, are not transferable without the consent of the counterparty. The Gold Fund may not be able to find a suitable derivatives counterparty, and thus may be unable to invest in derivatives altogether. The primary credit risk on derivatives or similar investments that are exchange-traded or traded through a central clearing counterparty, on the other hand, resides with the Gold Fund’s clearing broker or the clearinghouse. Changes in regulation relating to a registered fund’s use of derivatives and related instruments could potentially limit or impact the Gold Fund’s ability to invest in derivatives, limit the Gold Fund’s ability to employ certain strategies that use derivatives or other similar investments and/or adversely affect the value of derivatives or other similar investments and the Gold Fund’s performance.

Comment #16

In the “Leveraging Risk” section on page eleven of the Prospectus, the reverse repo agreements and loans of portfolio securities do not appear to be discussed in the strategy. Please add appropriate strategy disclosure or remove from the leveraging risk as appropriate.

Response #16

In response to the comment, the Registrant has revised the Fund’s “Principal Investment Strategies” section to reference reverse repurchase agreements and has eliminated the reference to loans of portfolio securities in the “Leveraging Risk” risk factor. Please see the revised disclosure in the response to Comment #3 above as well as the revised .

Comment #17

Please carry over any comments, as applicable, from the Kurv Gold Enhanced Income ETF to the Kurv Silver Enhanced Income ETF and Kurv Platinum Enhanced Income ETF.

Response #17

June 4, 2025

The Registrant has carried over comments to disclosure regarding the Kurv Silver Enhanced Income ETF and Kurv Platinum Enhanced Income ETF as appropriate.

Statutory Section: Principal Additional Information About The Fund’s Investment Objectives, Strategies And Risks

Principal Investment Strategies - Additional Information Regarding Investment Techniques and Policies

Comment #18

In the “Exchange Traded Options Portfolio” sub-section of the “Principal Investment Strategies - Additional Information Regarding Investment Techniques and Policies” section on pages thirty-six to thirty-seven of the Prospectus, if the Funds plan to utilize FLEX options as part of their principal investment strategies, please add such discussion to the summary prospectuses and include corresponding risk disclosure as well.

Response #18

The Registrant has revised the principal investment strategy disclosure and added a risk factor in response to the comment. Please see the revised disclosure in the response to Comment #3 above. Also, see new risk below:

FLEX Options Risk:. The Gold Fund may use FLEX Options issued and guaranteed for settlement by the OCC. The Gold Fund bears the risk that the OCC will be unable or unwilling to perform its obligations under the FLEX Options contracts. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Gold Fund could suffer significant losses. Additionally, FLEX Options may be less liquid than certain other securities, such as standardized options. In less liquid markets for the FLEX Options, the Gold Fund may have difficulty closing out certain FLEX Options positions at desired times and prices. In connection with the creation and redemption of Shares, to the extent market participants are not willing or able to enter into FLEX Option transactions with the Gold Fund at prices that reflect the market price of the Shares, the Gold Fund’s NAV and, in turn the share price of the Gold Fund, could be negatively impacted. The FLEX Options utilized by the Gold Fund are exercisable at the strike price on their expiration date. As a FLEX Option approaches its expiration date, its value typically increasingly moves with the value of the gold bullion-related ETP. However, prior to such date, the value of the FLEX Options does not increase or decrease at the same rate as gold bullion-related ETP’s share price on a day-to-day basis (although they generally move in the same direction). The value of the FLEX Options held by the Gold Fund will be determined based on market quotations or other recognized pricing methods. The value of the underlying FLEX Options will be affected by, among others, changes in the gold bullion-related ETP’s share price, changes in interest rates and the remaining time to until the FLEX Options expire.

Comment #19

June 4, 2025

In the “Exchange Traded Options Portfolio” section on page thirty-seven of the Prospectus, the second paragraph notes that “[s]ince the options held by the Funds are exchange-traded, these will be valued on a mark-to-market basis.” The Fund notes a mark-to-market basis here, but for purposes of their 80% policy, they will be using their notional value. Please confirm this or reconcile any discrepancy.

Response #19

The Registrant confirms that for purposes of determining the net asset value of the Fund and for compliance with the requirements of the 1940 Act, other than the Fund’s 80% policy, derivative instruments are valued on a mark-to-market basis while the notional value of such instruments will be used with respect to compliance with the Fund’s 80% policy.

Statutory Section: Principal Risks Of Investing In The Funds

Comment #20

In the “Exchange Traded Product (ETP) Risk” section on page forty-four of the Prospectus, please consider deleting this risk as it already appears on page eight.

Response #20

The Registrant has deleted the risk in response to the comment.

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If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum